Subsidiaries of the Registrant


                                State of             Name under which
Name of subsidiary            incorporation      subsidiary does business
-------------------            --------------      --------------------------

RhoMed Incorporated             New Mexico       RhoMed Incorporated

Interfilm Technologies, Inc.    New York         Interfilm Technologies, Inc.

Evergreen Merger Corporation    Delaware           Evergreen Merger Corporation